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                                   EXHIBIT 28

  Robert J. Fitzsimmons                             Embargo until
  602/ 207-5759                                     8:00 a.m. (E.D.T.)

                              THE FINOVA GROUP INC.

             ANNOUNCES RECORD RESULTS FOR THE THIRD QUARTER OF 1995

                       EARNINGS PER SHARE UP 17% TO $0.91


PHOENIX, Ariz., Oct. 17, 1995 -- The FINOVA Group Inc. today reported record results and a 29% (annualized) growth in the portfolio for the third quarter ended Sept. 30, 1995.

         Net income for the nine months of 1995 was $71.1 million ($2.56 per common share) compared to $51.0 million ($2.10 per common share) for the nine months of 1994, a 22% increase in earnings per common share (with 15% more average shares outstanding) and a 40% increase in net income.

         For the third quarter of 1995 net income was $25.2 million ($0.91 per common share) up from $22.3 million ($0.78 per common share) for the comparable period in 1994, an increase of 17% in earnings per common share and a 13% increase in net income. Sam Eichenfield, Chairman and Chief Executive Officer of FINOVA, said he was quite pleased with the strong third quarter results, particularly in view of the increased expenses (including $8.6 million in additional reserve provisions) incurred in connection with the robust portfolio growth. Eichenfield noted that, "FINOVA's ability to generate a substantial amount of new, high quality loans and maintain margins is indicative of the role it is playing in the middle market." Eichenfield went on to say that "a substantial portion of the third quarter's new business was added toward the end of the quarter, and, as a result, did not contribute to the current period's profitability but will contribute in subsequent periods."

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         Portfolio quality and interest margins continued to be sustained with nonperformings as a percent of managed assets declining to 2.5% at the end of the third quarter from 2.6% at the end of the prior quarter and interest margins holding at 5.8%, which is consistent with the prior quarters of 1995.

         The increase in the amount of interest margins earned more than offset the significant increase in provisions for possible credit losses and higher selling, administrative and other operating expenses ("G&A expenses"). Loss provisions, which increased by $8.6 million over the third quarter of 1994, were due primarily to the growth of the portfolio. Reserve coverage, which includes the reserve for possible credit losses and $12 million of accrued liabilities established as reserves applicable to securitized transactions, was 2.0% of ending funds employed and securitizations and 77.8% of nonaccruing assets. G&A expenses for the third quarter of 1995 were higher than the comparable 1994 period principally due to higher incentive accruals related to improved results and the higher volume of new business added during the year. These increases were partially offset by lower problem account costs.

         Income taxes were higher in the third quarter of 1995 due to an increase in income before income taxes which more than offset the effects of certain tax credits.

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to medium-sized businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

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                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income

                                   (Unaudited)
                  (dollars in thousands, except per share data)

                                                 Quarter Ended                            Nine Months Ended
                                                 September 30,                              September 30,
                                       ----------------------------------        ----------------------------------
                                            1995                 1994                 1995                 1994
                                       -------------        -------------        -------------        -------------
 Interest earned from
  financing transactions               $     192,287        $     147,649        $     551,737        $     343,501
 Interest expense                             93,136               65,881              267,857              152,662
 Depreciation                                 12,980               11,345               38,891               21,626
                                       -------------        -------------        -------------        -------------
 Interest margins earned                      86,171               70,423              244,989              169,213

 Provision for possible
  credit losses                               10,800                2,215               28,800               10,353
 Gains on sale of assets                       4,646                1,169               11,699                5,672
 Selling, administrative and
  other operating expenses                    39,583               32,253              112,578               78,870
                                       -------------        -------------        -------------        -------------
 Income before income
  taxes                                       40,434               37,124              115,310               85,662
 Income taxes                                 15,284               14,867               44,163               34,711
                                       -------------        -------------        -------------        -------------
 Net Income                            $      25,150        $      22,257        $      71,147        $      50,951
                                       =============        =============        =============        =============

 Earnings per common
  and equivalent share                 $        0.91        $        0.78        $        2.56        $        2.10
                                       =============        =============        =============        =============
 Dividends declared per
  common share                         $        0.22        $        0.18        $        0.62        $        0.54
                                       =============        =============        =============        =============
 Average outstanding
  common and equivalent
  shares                                  27,771,000           28,620,000           27,845,000           24,284,000
                                       =============        =============        =============        =============






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                              The FINOVA Group Inc.

         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (dollars in thousands)

                                                                         Nine Months Ended                Year Ended
                                                                              or at                         or at
                                                                           September 30,                 December 31,
                                                                --------------------------------        --------------
 FINANCIAL DATA:                                                    1995                1994                 1994
                                                                ------------        ------------        --------------
 Average funds employed (AFE) and securitizations (2)           $  6,243,118        $  4,289,404        $    4,629,578
  Ending funds employed (EFE)                                      6,609,220           5,294,099             5,667,644
  Securitizations (2)                                                133,051             307,459               253,386
  Average earning assets (3):
    Quarter                                                        5,934,645           4,769,513
    Year-to-date                                                   5,655,656           3,759,107             4,064,971
  Reserve and accrued liabilities (4) for possible credit
   losses                                                            131,564             130,727               122,233
  Nonaccruing assets                                                 169,180             186,016               168,761
  Total debt                                                       5,403,323           4,162,286             4,573,354
  Stockholders' equity                                               805,313             771,643               770,252
  New business                                                     1,689,939           1,120,927             1,799,331
  Backlog (includes lines of credit)                               1,127,717             818,958               764,326
  Factored volume/floor planning                                   1,337,909             594,132             1,129,936
  Write-offs:
     Quarter                                                           7,001               7,098
     Year-to-date                                                     22,868              19,009                35,127
 RATIOS:
  Write-offs (annualized) as a % of AFE and average
   securitizations (2)                                                  0.5%                0.6%                  0.8%
  Nonaccruing assets as a % of EFE and securitizations (2)              2.5%                3.3%                  2.9%
  Reserve and accrued liabilities (4) for possible credit
   losses as a % of:
    Ending funds employed and securitizations (2)                       2.0%                2.3%                  2.1%
    Nonaccruing assets                                                 77.8%               70.3%                 72.4%
  Interest margins earned (annualized) as a % of average earning assets:
     Quarter                                                            5.8%                5.9%
     Year-to-date                                                       5.8%                6.0%                  6.0%
  Selling, administrative and other operating expenses as
     a % of interest margins earned:
      Quarter                                                          45.9%               45.8%
      Year-to-date                                                     46.0%               46.6%                 46.2%
------------

(1) Includes financial results from Ambassador Factors and TriCon Capital subsequent to their acquisitions on February 14, 1994 and April 30, 1994, respectively. Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the company.
(3) Average earning assets equal AFE less average deferred taxes on leveraged leases and average nonaccruing assets.

(4) Accrued liabilities of $12 million, $15 million and $13 million at September 30, 1995 and 1994 and December 31, 1994, respectively, represent an allowance for estimated losses under certain recourse provisions of securitizations.

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